Exhibit 21.1

MAJOR SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2019

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Activision Blizzard International B.V.	Netherlands
Activision Blizzard Media Limited	United Kingdom
Activision Blizzard UK Limited	United Kingdom
Activision Publishing, Inc.	U.S.-Delaware
ATVI C.V.	Netherlands
Blizzard Entertainment, Inc.	U.S.-Delaware
Blizzard Entertainment SAS	France
King.com (US), LLC	U.S.-Delaware
King.com Limited	Malta
Midasplayer AB	Sweden